

April 28, 2015

Via E-mail
Tianxiang Hu
Chairman and Chief Executive Officer
Jupai Holdings Limited
10th Floor, Jin Sui Building
379 South Pudong Road
Pudong New District
Shanghai 200120
People's Republic of China

> **Re:** **Jupai Holdings Limited**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form F-1**
> **Submitted April 1, 2015**
> **CIK No. 0001616291**

Dear Mr. Hu:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please indicate whether your counsel has rendered a legal opinion with respect to your determination that (1) you can rely upon the exclusions from investment company status under Sections 3(c)(2) and 3(b)(1) of the Investment Company Act of 1940 and (2) the offering is not an indirect offering of the investment funds under Securities Act Rule 140 or Section 48(a) of the Investment Company Act.

2.   Please provide unconsolidated financial information (including balance sheets) for the last three years ended December 31st for (1) Jupai Holdings Limited and each of its subsidiaries and (2) E-House (China) Capital Investment Management Limited (BVI), and (3) Reckon Capital Limited (BVI) and their subsidiaries.

3.   We note your response to comment 4 in our letter dates September 11, 2014 that you provide services "predominantly to clients that are non-U.S. persons." Do you provide services or are you seeking to provide services to any U.S. persons? If yes, please describe these services. Please also describe the extent to which your services make use of the U.S. mails or any means or instrumentality of U.S. interstate commerce. The staff notes that the place of an entity's principal office and place of business are not determinative with respect to the obligation to register as an investment adviser with the U.S. Securities and Exchange Commission.

4.   With respect to the funds formed by Jupai Holdings Limited and its subsidiaries, please indicate whether there are any U.S. persons invested in such funds or whether any U.S. persons are or will be solicited to invest in such funds.

Prospectus Summary, page 1

5.   In the pro forma balance sheet on page P-2, it appears that a dividend payable of $1.2 million exists on Scepter's balance sheet and will still be payable by the combined company. Please revise your disclosure to clarify for investors that Scepter's equity holders are still owed these funds and clarify if you intend to pay the dividend using the proceeds from this offering.

6.   We note your response to comment 8 in our letter dated September 11, 2014. In order for investors to have a more balanced understanding of the risks and benefits of owning your shares, please further revise the summary to describe the currently unsettled legal environment in China with regard to your ownership structure and your selling practices.

Corporate History and Structure, page 4

7.   We note your response to comment 9 in our letter dated September 11, 2014. Refer to the following statement, which appears on pages 5 and 67: "The decrease in the revenue contribution of our VIE and its subsidiaries are primarily due to the shift of business operations that are not subject to foreign investment restrictions from the VIE to Shanghai Juxiang, our wholly owned subsidiary." This statement diminishes the significance of your vulnerability to the risks associated with China's foreign investment restrictions. If you retain the statement regarding the declining contribution of Shanghai Juxiang and its subsidiaries to your revenue, please also disclose comparable information regarding Scepter Pacific and its VIE, given that you are about to acquire Scepter Pacific. In this regard, we note that Scepter Pacific's VIE, Shanghai E-Cheng, and Shanghai E-Cheng's

subsidiaries contributed $2.1 million, $5.9 million and $7.0 million for 2012, 2013 and 2014, respectively, accounting for 100% of Scepter Pacific's revenues for each period.

Risk Factors, page 17

There may be risks inherent in our proposed acquisition of E-House Capital, page 21

8.   Where you state that "E-House Capital has promised in the memorandum of understanding…," please revise to clarify that the memorandum of understanding is non-binding.

Legal or administrative proceedings or allegations against us or our management…, page 28

9.   Please disclose the nature of the claims in the civil proceeding involving Shanghai Jupai and the former business partner.

If the PRC government finds that the agreements that establish the structure…, page 32

10.   We note your response to comment 16 in our letter dated September 11, 2014. In your prospectus, the meaning of the term "market survey" remains unclear. Please disclose the information that you provided in your response letter, that the term refers to the collection and analysis of information concerning the performance and prospects of certain commercial products and/or services, and that you engage in market survey activities within the meaning of the Measures for the Administration of Foreign-related Investigation in the course of your sales efforts.

11.   We note your reference elsewhere to shifting business operations that are not subject to foreign investment restrictions from your VIE to your wholly owned subsidiary. Please disclose what it means in practice to "shift" business operations in this manner. For instance, please clarify, if true, that it means only booking the operations out of the wholly owned subsidiary while making no other change in the management or operation of the business.

Substantial uncertainties exist with respect to the enactment timetable…, page 36

12.   We note your new risk-factor disclosure concerning the draft PRC Foreign Investment Law. Refer to the following sentence on page 37: "As of the date of this prospectus, to our knowledge, over 50% of the total share capital of our company is ultimately controlled by PRC nationals." This assertion suggests that the company's ultimate controlling persons are PRC nationals. Please clarify whether the contractual arrangements between Shanghai Juxiang and Shanghai Jupai and its shareholders, together with this public offering to foreigners, would render the company or any of its consolidated entities controlled by foreign investors according to the definition of "control" in the draft law.

13.   We note your disclosure concerning the potential consequences of non-compliance with the draft law. Please disclose whether you have any plans to restructure in the event that the draft law is enacted as proposed. Also disclose whether you would return any capital to your foreign investors.

Use of Proceeds, page 59

14.   We note your response to comment 19 in our letter dated September 11, 2014. Please disclose whether you would return any capital to foreign investors if you were unable to contribute the proceeds of this offering to your PRC subsidiary or consolidated entities for an extended period of time.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 76

15.   We note your discussion concerning your use of third-party distribution channels. Please disclose to what extent you are able to sell other products to those investor clients outside of the third-party distribution channels. For instance, clarify whether you learn the identities of those clients, and whether the agreements with the third-party wealth management service providers place any restrictions on your ability to solicit those investor clients directly.

Results of Operations, page 91

2014 Compared to 2013, page 92

16.   Please revise this section to discuss in greater detail the reason for the substantial increase in operating costs and expenses compared to the growth in revenues over the same period. In particular, please discuss management's view as to whether expenses will continue to grow at a faster rate compared to revenues for the upcoming periods. Also, please discuss management's view as to the impact of the E-House acquisition on your revenues and expenses.

Liquidity and Capital Resources, page 94

17.   Refer to the following sentence on page 94: "Notwithstanding the foregoing, our PRC subsidiary may use its own retained earnings (as opposed to Renminbi converted from foreign currency denominated capital) to provide financial support to the VIE either through entrustment loans or direct loans to its shareholders, who then contribute the loans to the VIE through contractual arrangements as capital injection." Please disclose whether the draft CBRC regulation to which you refer on page 39, which would prohibit fund management companies and securities companies from acting as lenders of any entrustment loan, would impede your ability to provide financial support to the VIE. Please also revise to define the term "entrustment loan" under PRC law.

18.   Refer to the same sentence on page 94, regarding your PRC subsidiary providing financial support to the VIE through direct loans to the VIE's shareholders, who then contribute the loans to the VIE through contractual arrangements as capital injection. Please disclose whether there were any such arrangements during your reporting periods. More generally, describe how the contractual arrangements would be structured and identify the VIE shareholders whom you would engage for this purpose.

Business, page 104

19.   In your response to comment 9 from our September 11, 2014 letter, you state that you have reduced the amount of business activity performed by your VIE because of a shift to business operations that are not subject to foreign investment restrictions. Either in this section or in another appropriate portion of your registration statement, please provide investors with a description of the relevant foreign investment status ("encouraged," "permitted," "restricted" and "prohibited") for each of your significant lines of business and the lines of business you will acquire as part of the Scepter acquisition. The resulting disclosure should explain to investors the activities that you have emphasized recently as you have decreased your reliance of Shanghai Jupai.

20.   Please revise your disclosure, both in this section as well as in your management's discussion and analysis section and in the summary, to clarify the amount of in-house developed products you have sold in each of the past three fiscal years. Please also clarify how you invest the proceeds from in-house developed products. Finally, please clarify whether you are subject to any additional regulation as a result of selling in-house developed products instead of acting as a distribution agent for your third-party product providers.

21.   On page 26 you state that you derive a significant amount of your sales from a few third-party wealth management product providers. Revise the disclosure in this section to discuss dependence on these providers, and identify each provider that represents more than 10% of your sales in any of the reported periods.

22.   We note your response to comment 47 in our letter dated September 11, 2014. Refer to the following sentence on page 109: "With commission rates of our sales personnel aligned across products that are of a similar class, we are able to evaluate other objective criteria other than the source of the products when advising our clients once we know their risk appetite and investment preferences." Please reconcile this assertion with your disclosure elsewhere that your commission and recurring fee rates vary from product to product (page 26) and that certain types of products, including those that you develop or manage in-house, generate greater revenue (page 79), which would appear to incentivize you to steer your investor clients towards those products.

23.   Please disclose what the terms "contractual fund," "private bond fund," "public market product" and "wealth management product" mean.

Our Product Offerings, page 112

24.   We note your revised disclosure on page 113 concerning the fixed income products that you distributed that have real estate developers as corporate borrowers. Refer to the following sentence on page 113: "Such real estate development-related products are predominantly products relating to residential apartment complexes and commercial properties in urban areas with demonstrated growth potential." Please describe these products in greater detail. Describe the terms. Clarify whether the loans are secured or unsecured. Also, please discuss any geographic concentrations among the projects financed.   Similarly, describe in greater detail the real estate development projects and related financing by E-House Capital, referenced on page 116.

Regulation, page 122

Transfer of Units of Asset Management Plans by Mutual Fund Management Companies and Securities Companies, page 123

25.   Please revise to explain the relevance of the regulation described in this section to your business. Also explain what it means to "transfer the units of the client-specific asset management plans of mutual fund management companies and the units of collective asset management plans of securities companies through the Shanghai Stock Exchange and Shenzhen Stock exchange[.]"

Regulation Relating to Privacy Protection, page 134

26.   Please disclose what the acronym "ICP" means and explain the relevance of the regulation described in this section to your business.

Related Party Transactions, page 144

Transactions with Contractual Funds, page 145

27.   We note that you provide management services to contractual funds (related parties), and that as of December 31, 2014 you had deferred revenues from these funds amounting to $5.4 million. We also note from disclosures elsewhere in your registration statement (e.g. operating activities on page 95, and related party disclosures on page F-45) that your deferred revenues have increased significantly from the prior year. In one example, we note that deferred revenue from the Zhifu Fund ($4,058,571) represented nearly 200% of your total related party recurring management fees recognized ($2,036,599 as disclosed on page 77) in the year ended December 31, 2014. Please expand your disclosures here, and elsewhere as referenced, to explain the main attributes driving such growth.

Jupai Holdings Limited, page F-1

Consolidated Statements of Changes in Shareholders' Equity, page F-6

28.   Article 3-04 of Regulation S-X requires a reconciliation of all captions of stockholders' equity, to include mezzanine equity. Therefore, please include a separate column(s) to reflect all changes within your mezzanine equity with its own total separate from permanent equity for each period presented. Alternatively, you may include this information in a tabular format within Note 11 (Convertible Redeemable Preferred Shares).

29.   We note within your 2014 changes in shareholders' equity that you have aggregated your May and December re-designation of ordinary shares to Series B convertible redeemable preferred shares. In an effort to provide more granular and transparent disclosure, please revise to disaggregate each transaction such that the information can be clearly linked to other related information provided within your financial statement notes (e.g. Note 11-Convertible Redeemable Preferred Shares).

Notes to Consolidated Financial Statements, page F-8

Note 11 – Convertible Redeemable Preferred Shares, page F-35

30.   We note that the repurchase of ordinary shares has been accounted for as a treasury stock transaction accompanied with the issuance of new Series B preferred shares. Please expand your disclosure to clarify if the reacquired ordinary shares have been retired or are held in treasury for reissue.

31.   We note your disclosure of a deemed dividend of $5,755,101 (on page F-36) in connection with the re-designation(s). Please revise to disclose how you calculated this amount.

32.   In light of your disclosures regarding the deemed dividend(s) and beneficial conversion feature(s) recorded in 2014, please revise your disclosure to explain your accounting treatment including the reason why no amounts are presented in APIC within your consolidated statements of changes in shareholders' equity on page F-6.

Note 14 – Related Party Transactions, page F-41

33.   Please revise your tabular disclosure on page F-45 to include amounts comprising your deferred revenue from related parties as of December 31, 2013 in addition to those for 2014.

Unaudited Pro Forma Condensed Consolidated Financial Information, page P-1

34.   Please revise your pro forma financial statements to include the effects of the initial public offering and the automatic conversion of all of your convertible redeemable preferred

shares (on a one-for-one basis) that are issued and outstanding into ordinary shares immediately upon completion of the offering.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information, page P-4

Note 1 – Basis of Pro Forma Presentation, page P-4

35.   We note your disclosure of the non-binding MOU as it relates to the acquisition of Scepter, and that you will enter into final binding transaction documents to acquire all issued and outstanding ordinary shares of Scepter, with a consideration of newly issued ordinary shares of the Company, representing 20% of the total equity interests in the Company on a fully diluted basis (without giving effect to the shares to be issued in the IPO). We also note that the consummation of the IPO will be a condition to the closing of the transaction with Scepter and the IPO price could significantly impact your estimated purchase price. Please revise your disclosure to provide a sensitivity analysis for a change in the IPO price which may produce a significantly different outcome in your estimated purchase price.

Note 2 – Pro Forma Adjustments, page P-5

Note A, page P-5

36.   Please expand your disclosure to explain how you determined the estimated fair value of each of the assets and liabilities acquired from Scepter.

Note D, page P-5

37.   Please revise your disclosure to explain in greater detail what your identified intangible assets (i.e. contract backlog) represent, and provide the method of amortization you used.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872, if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra M. Ledbetter, Staff Attorney, at (202) 551-3317 or me at (202) 551-3419 with any other questions.

                                                        Sincerely,

                                                        /s/ Christian Windsor

                                                        Christian Windsor
                                                        Special Counsel

cc: Via E-mail
        Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP